Exhibit 99.2


FOR IMMEDIATE RELEASE


Investor Relations Contact:      Company Contact:
John G. Nesbett/Scott Henry      James P. Ashman
Lippert/Heilshorn & Associates   CFO, CAI Wireless Systems, Inc.
212-838-3777                     518-462-2632


              CAI WIRELESS COMMENCES PREPACKAGED BANKRUPTCY
                  WITH OVERWHELMING BONDHOLDER SUPPORT


     Albany, NY (July 30, 1998) -- CAI Wireless Systems, Inc. (the "Company") announced today that it had commenced a prepackaged bankruptcy with the overwhelming support of its creditors by filing a petition for relief under Chapter 11 in the Federal Bankruptcy Court in Wilmington, Delaware. The Company said that of the creditors who voted in its prepetition solicitation of consents, which expired at midnight on Tuesday, 99.9% of its 12 1/4 % Senior Notes due 2002 ("Senior Notes") and 92.3% of its Subordinated Notes voted in favor of the Plan of Reorganization. Pursuant to the Plan, in cancellation of their existing securities, holders of the Senior Notes would receive, in the aggregate, new six-year Senior Notes in the aggregate initial principal amount of $100 million and approximately 91% of the common equity of the reorganized company, and holders of the Subordinated Notes would receive the remaining approximately 9% of the common equity. Holders of the Company's senior secured debt have been repaid in full with approximately $48 million of a new debtor-in-possession financing facility and virtually all of the Company's other creditors, including vendors, licensors and employees will be paid in full in the ordinary course. However, under the Plan, existing shareholders of CAI will not receive any distribution and their shares will be extinguished.

     A debtor-in-possession financing facility of $60 million provided by the Company's present senior lender was approved by the Bankruptcy Court, which also established September 9, 1998 as the date for a confirmation hearing on the Company's Plan. The Company would expect to emerge from bankruptcy shortly thereafter, subject to certain approvals of the Federal Communications Commission, the obtaining of a new senior secured credit facility and various other customary conditions.

     "We are gratified by the strong support of the Company's creditors in endorsing CAI's plan to achieve financial stability. We look forward to emerging from the bankruptcy expeditiously," said Jared E. Abbruzzese, CAI's Chairman and Chief Executive Officer.

     The Company said that none of its operating subsidiaries had filed for bankruptcy protection except for Philadelphia Choice Television, Inc. ("PCT"), which is included in the Company's Plan of Reorganization. In connection with the Plan, PCT and the Company will seek to sell and assign an aggregate of 64 contracts to provide cable television services to various multi-dwelling units in the Philadelphia market for approximately $6 million in cash.

STATEMENTS CONTAINED IN THIS PRESS RELEASE RELATING TO CAI'S FUTURE OPERATIONS MAY CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.
ACTUAL RESULTS OF THE COMPANY MAY DIFFER
MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AND MAY BE AFFECTED BY A NUMBER
 OF FACTORS, INCLUDING THE ABILITY OF CAI TO EMERGE FROM THE CHAPTER 11 CASE COMMENCED TODAY IN A PROMPT AND EXPEDITIOUS MANNER, AS WELL AS OTHER FACTORS CONTAINED HEREIN AND IN CAI'S SECURITIES FILINGS.

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